Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157818
Supplement dated December 23, 2009
to Prospectus Supplement dated March 10, 2009
to Prospectus dated March 10, 2009
     The following information supplements and amends the Prospectus Supplement dated March 10, 2009 to Prospectus dated March 10, 2009 of ProLogis relating to the offer and sale from time to time by the selling shareholders named therein of ProLogis’ common shares of beneficial interest, $0.01 par value per share. This supplement should be read in conjunction with the Prospectus Supplement dated March 10, 2009 to Prospectus dated March 10, 2009.
     In order to update the information contained in the section entitled “Selling Shareholders” to reflect the transfer of the beneficial ownership of 3,500 common shares by The Lyons Family Trust to The University of California Berkeley Foundation, the following supplements the information present in that section in the Prospectus Supplement dated March 10, 2009 with respect to The Lyons Family Trust (CP) and The Lyons Family Trust and adds The University of California Berkeley Foundation as a selling shareholder with respect to the 3,500 common shares transferred to it:
     The table below sets forth the name of the applicable selling shareholder and relationship, if any, with ProLogis. The table also shows as of December 23, 2009 the number of common shares to be issued to the listed selling shareholders upon redemption of units of limited partnership in ProLogis Limited Partnership I, and the maximum number of common shares which may be offered for the account of each of the listed selling shareholder under this prospectus supplement.

	Common Shares to be
	Issued to Selling
	Shareholder Upon	Common
	Redemption of	Shares Being
Selling Shareholder	Partnership Units	Offered
The Lyons Family Trust (CP) (1)	203,642	203,642
The Lyons Family Trust (1)	22,971	22,971
The University of California Berkeley Foundation	3,500	3,500

(1)	Irving F. Lyons, III, a trustee of ProLogis, is the trustee and a beneficiary of The Lyons Family Trust (CP) and The Lyons Family Trust.
     We are party to registration rights agreements with The Lyons Family Trust (CP) and The Lyons Family Trust, which requires us to register the resale of the common shares identified in this prospectus supplement. Pursuant to the registration rights agreement, we have agreed to indemnify the selling shareholders against liabilities in connection with the resale of their common shares, including liabilities arising under the Securities Act of 1933. Additionally, we will pay all of the fees and expenses of registering the common shares offered in this prospectus supplement and in connection with any other prospectus supplement subsequently filed as referenced below in “Plan of Distribution” contained in the Prospectus Supplement dated March 10, 2009.